UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Shermen WSC Acquisition Corp.

(Name of Issuer)
Common Stock, $0.0001 par value

(Title of Class of Securities)
824197 10 7

(CUSIP Number)
Philip A. Howell
E D & F Man Holdings Limited
Cottons Centre, Hay’s Lane
London SE1 2QE England
+44 (0) 207 089 8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
Copies to:
Alexander M. Dye
Dewey & LeBoeuf LLP
1301 Avenue of the Americas
New York, New York 10019
(212) 259-8000
April 29, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d—1(e), 240.13d—1(f) or 240.13d—1(g) check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d—7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	824197 10 7

1	NAME OF REPORTING PERSON: Trustcorp (Jersey) Limited, as Trustee of E D & F Man 2009 Employee Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Jersey, Channel Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,016,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,016,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,016,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.4%

14	TYPE OF REPORTING PERSON (See Instructions)

	OO

CUSIP No.	824197 10 7

1	NAME OF REPORTING PERSON: E D & F Man Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

	WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	England, United Kingdom

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,016,300

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,016,300

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,016,300

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.4%

14	TYPE OF REPORTING PERSON (See Instructions)

	CO

Item 1. Security and Issuer.
     This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Shermen WSC Acquisition Corp., a Delaware corporation (“Shermen”). The address of the principal executive offices of Shermen is c/o The Shermen Group, 230 Park Avenue, Suite 1000, New York, NY 10169.
Item 2. Identity and Background.
     (a) This statement is filed by (i) Trustcorp (Jersey) Limited, as trustee (the “Trustee”) of E D & F Man 2009 Employee Trust, a trust organized under the law of Jersey (“ED&F Trust”), and (ii) E D & F Man Holdings Limited, a company limited by shares organized under the laws of England and Wales (“ED&F Holdings”), as settlor of ED&F Trust.
     (b)-(c) ED&F Trust is a trust established for the benefit of employees and former employees of ED&F Holdings and its affiliates and, in the view of the Trustee, dependants of such employees and former employees of ED&F Holdings and its affiliates. The Trustee provides fiduciary services and its business address is PO Box 393, 7-11 Britannia Place, Bath Street, St. Helier, Jersey, JE4 8US.
     ED&F Holdings has its registered office at Cottons Centre, Hay’s Lane, London SE1 2QE, England. ED&F Holdings is a leading global supplier of a broad range of commodity products, including sugar, molasses, animal feed, tropical oils, biofuels and coffee to multi-national and industrial consumers. ED&F Holdings has voting control and investment discretion over the Shermen Common Stock held by the Trustee.
     The name, principal occupation, citizenship and business address of each director and executive officer of the Trustee and ED&F Holdings is set forth in Schedule A attached hereto.
     (d) During the last five years, none of the Trustee, ED&F Holdings or, to the knowledge of the Trustee, any executive officers or directors of the Trustee or, to the knowledge of ED&F Holdings, any executive officers or directors of ED&F Holdings has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, none of the Trustee, ED&F Holdings or, to the knowledge of the Trustee, any executive officers or directors of the Trustee or, to the knowledge of ED&F Holdings, any executive officers or directors of ED&F Holdings has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds of Other Consideration.
     From April 28, 2009 through May 5, 2009, the Trustee purchased in transactions in the open market a total of 5,016,300 shares of Shermen Common Stock for an aggregate purchase price of $29,999,915.29. The source of funds used for the purchase of the Shermen Common Stock by the Trustee was a loan in aggregate principal amount of $30,000,000 (the “Loan”) made pursuant to a Loan Agreement, dated April 28, 2009, between the Trustee and E D & F Man Holdings B.V., a wholly-owned indirect subsidiary of ED&F Holdings organized under the laws of The Netherlands (“ED&F BV”). The funds for the Loan were provided from accumulated cash received from trading with customers in the ordinary course of business.
Item 4. Purpose of Transaction.
(a)-(c) On November 25, 2008, ED&F Holdings entered into a transaction agreement (which was amended and restated on May 1, 2009 and, as so amended and restated, is referred to as the “Transaction Agreement”), with Shermen and the other parties named therein, pursuant to which ED&F Holdings agreed to sell its bulk liquid storage and liquid feed supplements businesses to Shermen in exchange for shares of Shermen Common Stock, shares of Shermen convertible preferred stock and cash. This transaction (the “Business Combination”) requires, among other things, stockholder approval at a special meeting of Shermen’s stockholders. The meeting is scheduled to be held on May 21, 2009 (the “Special Meeting”).
     Upon the closing (the “Closing”) of the Business Combination:
•	Shermen will pay to ED&F Holdings approximately $103.0 million in cash (which includes a short-term promissory note in an aggregate principal amount of up to $3.0 million that may be used in lieu of cash as consideration in respect of ED&F Man Korea Limited, one of the subsidiaries of ED&F Holdings the capital stock of which is to be transferred to Shermen pursuant to the Transaction Agreement), subject to adjustment as described in the Preliminary Proxy Statement filed by Shermen with the Securities and Exchange Commission on May 11, 2009 (the “Proxy Statement”);
•	Shermen will issue to Westway Holdings Corporation, a wholly owned indirect subsidiary of ED&F Holdings (“Westway”), approximately 7.4 million shares of a new series of convertible preferred stock (the “Series A Preferred Stock”) and up to approximately 24.3 million shares of Shermen Common Stock, subject to adjustment as described in the Proxy Statement; and

•	approximately 12.2 million shares of Series A Preferred Stock will be issued in the name of Westway but placed into escrow, to be released to Westway only upon the achievement by Shermen of certain earnings- and stock price-related performance targets that are described in the Proxy Statement.
     If the Business Combination is approved at the special meeting and thereafter consummated, Westway will become Shermen’s largest stockholder, owning 49.5% of the outstanding Shermen Common Stock and over 99% of the Series A Preferred Stock. The Business Combination, the terms and conditions of the Transaction Agreement and other agreements to be entered into and documents to be executed, delivered or filed in connection with the Business Combination are described in more detail in the Proxy Statement.
     At the Special Meeting, the Trustee will vote the shares of Shermen Common Stock it has purchased in favor of the Business Combination. Upon the Closing of the Business Combination, the Trustee will exchange those shares for ordinary shares of ED&F Holdings (the “ED&F Man Shares”) owned by employees of ED&F Holdings and/or its affiliates who have elected to participate in this exchange (the “Designated ED&F Employees”). If the Closing of the Business Combination does not occur, the exchange of the Shermen Common Stock for the ED&F Man Shares will not take place and the Trustee will retain the Shermen Common Stock.
     ED&F Holdings established the ED&F Trust in order to:
•	provide the Designated ED&F Employees with an opportunity to acquire shares of Shermen Common Stock in exchange for some or all of their ED&F Man Shares; and

•	increase the likelihood that the Business Combination would be approved by Shermen’s stockholders at the Special Meeting, by agreeing with the Trustee that the Trustee would vote the Shermen Common Stock it has acquired in favor of the Business Combination.
As described in Item 3, the Trustee entered into a loan agreement with ED&F BV pursuant to which the Trustee drew down $30,000,000 and used substantially all of that cash to acquire Shermen Common Stock through the following transactions in the open market:

Trade Date	Shares Purchased	Price/Share	Amount
4/28/2009	1,064,200	$5.97	$6,353,274.00
4/29/2009	1,808,329	$5.99	$10,831,890.71
4/29/2009	1,619,000	$5.98	$9,681,620.00
4/30/2009	500,000	$5.97	$2,985,000.00
5/01/2009	4,000	$5.98	$23,920.00
5/04/2009	20,771	$5.98	$124,210.58

	5,016,300		$29,999,915.29
Average Price $5.9804
     Following the proposed exchange, the Designated ED&F Employees will, along with the other eligible holders of Shermen Common Stock, be entitled to receive a special dividend of $1.00 per share that Shermen has agreed, pursuant to the Transaction Agreement, to declare promptly after the Closing and pay to holders of record of Shermen Common Stock as of the record date specified in the dividend declaration (which will be no fewer than three nor more than five days after the date of the Closing). This special dividend, and the conditions of eligibility to receive it, are described in more detail in the Proxy Statement.

     (d) From and after the Closing, pursuant to the Amended and Restated Certificate of Incorporation of Shermen to be filed with the Secretary of State for the State of Delaware at the Closing, Westway, voting its Shermen Common Stock as a separate class (“Class B”), will have the right to elect three of the seven members of Shermen’s board of directors, and the holders of Shermen’s shares of Class A Common Stock including the Designated ED&F Employees, voting as a separate class (“Class A”), will have the right to elect four of the seven members of Shermen’s board of directors, subject to the requirement that at all times at least 51% of the members of Shermen’s board be independent of ED&F Holdings and its affiliates, and also subject in each case to increases and decreases in the size of the board and the number of shares of Shermen Common Stock owned by ED&F Holdings and its affiliates.
     (e) Currently Shermen’s Certificate of Incorporation provides for authorized capital of 100,000,000 shares of Shermen Common Stock, par value $0.0001 per share and 1,000,000 shares of preferred stock, par value $0.0001 per share. As a result of the Business Combination, following the Closing, Shermen’s authorized capital will consist of 235,000,000 shares of Common Stock, par value $0.0001 per share, of which 175,000,000 shares will be designated as Class A Common Stock and 60,000,000 shares will be designated as Class B Common Stock; and 40,000,000 shares of preferred stock, par value $0.0001 per share, of which 30,000,000 shares will be designated as Series A Preferred Stock, which if owned by ED&F Holdings or any of its affiliates will be convertible into shares of Class B Common Stock and otherwise into Class A Common Stock.
     (f) Not applicable.
     (g) Shermen’s Certificate of Incorporation will be amended and restated in connection with the Business Combination to provide, among other things, that, if any person or “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) other than ED&F Holdings and its subsidiaries at any time acquires or proposes to acquire or publicly announces its intention to acquire 20% or more of Shermen’s voting power (a “Trigger Event”), the holders of Shermen’s Class B Common Stock may elect to waive their rights to elect their own board members (the “Class B Directors”) as described above by delivering to Shermen a notice of that election (a “Voting Notice”) within five business days of becoming aware of the Trigger Event. If a Voting Notice is timely delivered to Shermen, then: (i) the term of office of each Class B Director will become classified along with that of the other directors, each Class B Director will automatically become a member of the class of directors which was elected at the annual meeting of the Shermen held immediately prior to the date of the Voting Notice (the “Last Class”) and each director who was a member of the last class prior to the date of the Voting Notice will automatically become a member of such class of directors as Shermen’s board of directors determines in accordance with the procedures provided in Shermen’s amended and restated Certificate of Incorporation and which Shermen publicly announces in a press release issued no later than five days after the delivery of the Voting Notice; and (ii) at any meeting of Shermen’s stockholders after delivery of the Voting Notice at which the election of members of Shermen’s board of directors is subject to a vote of Shermen’s stockholders, the holders of Shermen’s Class B Common Stock and the holders of Shermen’s Series A Preferred Stock (voting on an as-converted basis) will vote together with the holders of Shermen’s Class A Common Stock, and not separately by class or series, in the election of any member of Shermen’s board of directors at any such meeting. However, in connection with any such vote, the greatest number of shares that ED&F Holdings and its affiliates will be permitted and deemed to vote will be equal to the lower of (1) the aggregate number of shares of Shermen’s Class B Common Stock and Series A Preferred Stock owned by ED&F Holdings and its affiliates as of the record date for the election and (2) that number of shares of Class B Common Stock and Series A Preferred Stock that together represent 35% of the votes cast in the election.
     (h) Not applicable.
     (i) Not applicable.
     (j) Other than as described above, neither the Trustee or ED&F Holdings have any plan or proposal which relates to any of the matters described in Items 4(a)-4(i) of this Schedule 13D.
     The description in this Item 4 of the transactions contemplated by the Transaction Agreement does not purport to be complete, and is qualified in its entirety by the terms and conditions of the Transaction Agreement (including any annexes and exhibits attached thereto), a copy of which has been filed as Annex A to the Proxy Statement and is incorporated by reference into this Schedule 13D.
Item 5. Interest in Securities of the Issuer.
     (a) As of May 11, 2009, the Trustee and ED&F Holdings beneficially owned 5,016,300 shares of Shermen Common Stock, representing approximately 17.4% of Shermen’s outstanding Common Stock (based upon the 28,750,000 shares of Shermen Common Stock stated to be outstanding as of February 28, 2009 by Shermen in the Proxy Statement).
     (b) The Trustee and ED&F Holdings have the shared power to vote or to direct the vote and the shared power to dispose or to direct the disposition of 5,016,300 shares of Shermen Common Stock.
     (c) Except for the transactions described in Item 4, no transactions in Shermen Common Stock were effected by the Trustee, ED&F Holdings or, to the knowledge of the Trustee, any executive officers or directors of the Trustee or, to the knowledge of ED&F Holdings, any executive officers or directors of ED&F Holdings during the 60 days preceding the date of this statement.
     (d) Except for the Designated ED&F Employees’ entitlement to receive a special dividend with respect to the Shermen Common Stock they acquire from the Trustee, no other person except the Trustee and ED&F Holdings is known to have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of the Shermen Common Stock beneficially owned by the Trustee and ED&F Holdings and covered by this statement.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     As described in Item 4 above, the Trustee and ED&F Holdings mutually agreed that the Trustee would acquire the Shermen Common Stock in order to (i) increase the likelihood that the Business Combination will be approved by Shermen’s stockholders at the Special Meeting and (ii) provide employees of ED&F Holdings or its affiliates who own ED&F Man Shares with an opportunity to acquire shares of Shermen Common Stock in exchange for some or all of their ED&F Man Shares.
Item 7. Material to be Filed as Exhibits.

Exhibit Number	Exhibit Name

1	Amended and Restated Transaction Agreement, dated as of May 1, 2009 (the “Transaction Agreement”), among Shermen WSC Acquisition Corp., a Delaware corporation (“Shermen”), Terminal Merger Sub LLC, a Delaware limited liability company, Feed Merger Sub LLC, a Delaware limited liability company, ED&F Man Holdings Limited, a company limited by shares organized under the Laws of England and Wales, Westway Holdings Corporation, a Delaware corporation, Westway Terminal Company Inc., a Delaware corporation, and Westway Feed Products, Inc., a Delaware corporation (filed as Annex A to Shermen’s Preliminary Proxy Statement dated May 11, 2009, and incorporated herein by reference).

2	Joint Filing Agreement, dated as of May 11, 2009, between Trustcorp (Jersey) Limited, as trustee of ED&F Man 2009 Employee Trust, and ED&F Man Holdings Limited.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 11, 2009

Trustcorp (Jersey) Limited, as Trustee of ED&F Man 2009 Employee Trust

By:	/s/ Denize M. Mitchinson

Name: Denize M. Mitchinson
Title: Manager

By:	/s/ Lorraine F. Wheeler

Name: Lorraine F. Wheeler
Title: Director

ED&F Man Holdings Limited

By:	/s/ Philip Adrian Howell

Name: Philip Adrian Howell
Title: Director

Exhibit Number	Exhibit Name

1	Amended and Restated Transaction Agreement, dated as of May 1, 2009, among Shermen WSC Acquisition Corp., a Delaware corporation, Terminal Merger Sub LLC, a Delaware limited liability company, Feed Merger Sub LLC, a Delaware limited liability company, ED&F Man Holdings Limited, a company limited by shares organized under the Laws of England and Wales, Westway Holdings Corporation, a Delaware corporation, Westway Terminal Company Inc., a Delaware corporation, and Westway Feed Products, Inc., a Delaware corporation (filed as Annex A to Shermen’s Preliminary Proxy Statement dated May 11, 2009, and incorporated herein by reference).

2	Joint Filing Agreement, dated as of May 11, 2009, between Trustcorp (Jersey) Limited, as trustee of ED&F Man 2009 Employee Trust, and ED&F Man Holdings Limited.

Schedule A
The following sets forth the name, principal occupation, citizenship and business address of each director and executive officer of the Trustee and ED&F Holdings. Unless otherwise indicated in this Schedule 13D, to the knowledge of the Trustee, none of the directors or executive officers of the Trustee own any Shermen Common Stock and, to the knowledge of the ED&F Holdings, none of the directors or executive officers of ED&F Holdings own any Shermen Common Stock.
Trustee

Name	Principal Occupation	Citizenship	Business Address
David Henry Christopher Hill	Director	British	Heron House, L’Avenue de la Commune, St. Peter, JE4 8XP, Jersey

Michael Julian Kenney-Herbert	Director	British	Heron House, L’Avenue de la Commune, St. Peter, Jersey, JE4 8XP,

Paul Monks	Director	Irish	PO Box 393, 7-11 Britannia Place, Bath Street, St. Helier, Jersey, JE4 8US

James W. Howe	Director	British	PO Box 393, 7-11 Britannia Place, Bath Street, St. Helier, Jersey, JE4 8US

Lorraine F. Wheeler	Director	British	PO Box 393, 7-11 Britannia Place, Bath Street, St. Helier, Jersey, JE4 8US

Elizabeth A. Dulake	Director	British	PO Box 393, 7-11 Britannia Place, Bath Street, St. Helier, Jersey, JE4 8US
ED&F Holdings

Name	Principal Occupation	Citizenship	Business Address
John Hugh William Walker	Chairman	British	Cottons Centre, Hay’s Lane, London SE1 2QE, United Kingdom

Rafael Fernando Muguiro	Group Chief Executive Officer	Spanish	Cottons Centre, Hay’s Lane, London SE1 2QE, United Kingdom

Philip Adrian Howell	Chief Financial and Operating Officer	British	Cottons Centre, Hay’s Lane, London SE1 2QE, United Kingdom

Mary Wilhelmina Harvey	Corporate Treasurer	British	Cottons Centre, Hay’s Lane, London SE1 2QE, United Kingdom

Name	Principal Occupation	Citizenship	Business Address
Francois Jan Lavooij	Non Executive Director	Dutch	Cottons Centre, Hay’s Lane, London SE1 2QE, United Kingdom

Daniel Howard Rosenblum	Non Executive Director	American	1 World Financial Center, 200 Liberty Street, 22nd floor, New York, NY 10281, United States of America

Anthony Bruno Stillitano	Non Executive Director	American	365 Canal Street, Suite 2900, New Orleans, LA 70130, United States of America

Niels Vesterdal	Senior Sugar Trader/Non Executive Director	Danish	Cottons Centre, Hay’s Lane, London SE1 2QE, United Kingdom

Eduardo Francisco Carmona	Managing Director, Sugar Division	Chilean	Cottons Centre, Hay’s Lane, London SE1 2QE, United Kingdom

Peter John Martin Harding	Managing Director, Molasses, Alcohols & Storage Division	British	365 Canal Street, Suite 2900, New Orleans, LA 70130, United States of America

James Boucher Jenkins	Managing Director, Commodity Services Division	American	1 World Financial Center, 200 Liberty Street, 22nd floor, New York, NY 10281, United States of America

Jan Kamphof	Deputy Managing Director, Molasses, Alcohols & Storage Division	Dutch	De Ruyterkade 6, 6th Floor, 1013 AA, Amsterdam, The Netherlands

John Bernard Gordon Laing	Group Risk Director	British	Cottons Centre, Hay’s Lane, London SE1 2QE, United Kingdom

Thomas William Slack	Group Transformation Director	British	Cottons Centre, Hay’s Lane, London SE1 2QE, United Kingdom

Jan Kees van der Wild	Managing Director, Coffee Division	Dutch	Erlenhof, Gertrudstraße 1, Winterthur, CH-8401, Switzerland